Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of _December 2006,
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: December 13, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, December 13, 2006 Page 1 of 1

Extraordinary General Meeting has resolved upon redemption of shares
The Extraordinary General Meeting, which was held in Stockholm on December 12, 2006, decided in accordance with the Board of Directors’ proposal on redemption of shares. The redemption procedure means that approx. SEK 5,600 million will be distributed to Electrolux share holders, equivalent to SEK 20 per share.
The decision regarding the mandatory redemption procedure includes changes to the company’s Articles of Association, a share split, a reduction of the share capital by redemption of shares and restoring of the share capital through a bonus share issue. In principal the decision encompasses:
The wording of the Articles of Association is changed so that the permitted range of the share capital is reduced to a minimum of SEK 750 million and a maximum of SEK 3 billion.
Each Electrolux A-share and B-share will be split into two shares, A or B, of which one will be named redemption share in the register kept by VPC (Swedish Central Security Depository). The record day at VPC for implementation of the share split and right to receive redemption shares is set to January 5, 2007. Thus, the last day of trading in the Electrolux share, including right to receive redemption shares, will be January 2, 2007. Payment is estimated to be made January 29, 2007.
The company’s share capital is reduced by SEK 772,300,770 through redemption of 308,920,308 shares of which 9,502,275 series A shares and 209,418,033 series B shares (after implementation of the share split). The shares that are to be redeemed are the shares which, after implementation of the share split are named redemption shares in the VPC system. For each redeemed share a redemption price of SEK 20 shall be paid in cash.
The company’s share capital is increased by SEK 772,300,770 by way of a bonus issue. The amount by which the share capital will be increased will be transferred to the share capital from the non-restricted equity. No new shares will be issued in connection with the bonus issue.
For further information contact Investor Relations and Financial Information on +46 8 738 60 03.
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/press.